

February 15, 2013

Via E-mail
Yulia Marach
President
Gelia Group, Corp.
Klenovy Blvd, 6-7
Moscow, Russia 115470

    Re: **Gelia Group, Corp.**
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 28, 2013
           File No. 333-186079

Dear Ms. Marach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of providing 3D printing services. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock.

   - You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

- You have no assets, except for $3,984 in cash.

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of cash and cash equivalents and no or nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

5. Please revise your disclosure to clarify whether you reserve the right to extend the offering beyond the 240-day period described in the prospectus. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout the prospectus.

6. We note your disclosure indicating that you will retain the proceeds from the sale of this offering. Please also clearly state whether you will be placing any of the funds in an escrow account and, if not, that any creditors of yours may be able to gain access to these funds.

7. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

8. Please disclose on the prospectus cover page that sales of less than 2,000,000 shares will fail to generate sufficient proceeds to enable you to implement your business plan within the next 12 months.

Prospectus Summary, page 5

9. Please disclose that Ms. Marach currently owns and will continue to own after completion of the offering sufficient shares to control the operations of the company.

The Offering, page 6

10. Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

Risk Factors, page 7

11. Please add one or more additional risk factors, as necessary, to address any risks that result from the structure of your offering, such as the lack of an escrow account and escrow agent.

12. Please include a risk factor that addresses the risk of exchange rate fluctuations as a result of any fluctuation of the Russian Ruble and the impact this could have on your operations.

13. Please avoid duplicative risk factors. In this regard, please combine your risk factor on page 9, *"[w]e have limited business, sales and marketing experience in our industry"* with your risk factor *"[b]ecause we are small and do not have much capital, our marketing campaign may not be enough. . . ."* on page 8.

14. We note your disclosure on page 21 that you intend to provide 3D printing services particularly used in the fields of jewelry, footwear, industrial design, and architecture. Since some images may be protected by copyright law, please disclose the risks, if any, associated with copyright infringement.

Our independent auditor has issued a going concern opinion . . . . , page 7

15. Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern or explain to us why you feel such disclosure is not required.

Because our sole officer and director will own 50% . . ., page 10

16. Please revise the risk factor to provide the percentage of common stock of your company that Ms. Marach currently owns and the percentage of common stock she will own if all the shares registered as part of this offering are sold.

Use of Proceeds, page 14

17. We note your disclosure on page 21 indicating that "[t]o implement our plan of operations we require a minimum funding of $40,000 for the next twelve months." Please revise your "Use of Proceeds" section to clarify that if you raise less than 50% of the offering proceeds, you will not be able to implement your plan of operations.

18. In accordance with Instruction 1 to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

Dilution of the Price You Pay for Your shares, page 14

19. It appears that if 75% of the shares are sold, investors in the offering will incur an immediate dilution from $0.02 per share to $0.008 per share rather than to $0.007 per share. Please revise or show us how your calculation of $0.007 is correct.

Management's Discussion & Analysis or Plan of Operation, page 16

20. We note throughout your filing that you mention compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For example, on page 13 and 20. Please clarify throughout your disclosure that you are not required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002, pursuant to the JOBS Act, until you cease to be an emerging growth company.

Plan of Operation, page 17

21. We note your disclosure indicating that "[u]pon completion of the offering we plan to set up an office in Russia." However, on page 25 you indicate that you currently have a business office provided by our President and that you "believe that our current space is sufficient" for your operations. Please revise your prospectus to ensure that the descriptions of your office space are consistent throughout the prospectus.

22. Please disclose how you plan to accomplish the steps in your timeline with your sole officer and director dedicating 15 hours a week to your business.

23. We note your disclosure indicating that if you sell 75% of the shares in this offering you will hire a 3D printing specialist with "good knowledge" and "broad connections." Please describe the skills the specialist needs to possess to meet these hiring requirements.

24. We note that your plan of operation indicates that you expect to acquire potential customers through Ms. Marach and "word of mouth" advertising. However, you do not mention the Referral Agreement you executed specifically to obtain potential clients. Please revise to discuss the Referral Agreement in your plan of operation.

Liquidity and Capital Resources, page 20

25. We note your disclosure indicating that your "cash and current assets will be located offshore". Please revise your disclosure to indicate the risks associated with these offshore transactions.

26. We note your disclosure indicating that the most significant challenges for your company's success are the "current trends towards lower capital investment in start-up companies" and "volatility in Internet market." Please address these challenges in your "Risk Factor" section. Also, please provide independent supplemental materials, with appropriate markings and page references, supporting these statements you make regarding your industry. Where these statements are not supportable with independent third party data, please tell us the basis of your belief.

Description of Business, page 21

27. Please expand your description of your proposed services to better explain how your business will work. For example, please describe how your potential customers will purchase products or services.

Competition, page 24

28. We note your disclosure indicating your competitive business conditions and your position in the industry. Pursuant to Item 101(h)(4)(iv), please also disclose your methods of competition.

Agreement with Independent Contractor, page 24

29. We note that you have entered into an agreement with an independent contractor to refer potential clients. Please disclose the independent contractor's experience or relationships with potential clients. In doing so, please address those aspects of Mr.

Hramtsov's professional background and experience that led you to believe that he would be able to refer business to your company. Also, please include a risk factor addressing any risks associated with this agreement and the possible effects of failure to acquire any initial clients through this independent contractor.

Offices, page 25

30. We note your statement indicating that you are currently using free office space. Please revise your disclosure to indicate how long you anticipate being able to use this space for free.

Directors, Executive Officers, Promoters and Control Persons, page 25

31. Please provide the disclosure required by Item 401(e)(1) of Regulation S-K, by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.

Certain Relationships and Related Transactions, page 27

32. Please revise your disclosure to include a description of Ms. Marach's other business activities and any potential conflicts of interest that may arise from these business activities.

Plan of Distribution, page 28

33. Please revise your disclosure to clarify in which jurisdictions you intend to offer your securities pursuant to this registration statement (e.g., United States, Russia, etc.).

State Securities – Blue Sky Laws, page 29

34. Please revise your disclosure to clarify in which states in the United States, if any, you plan to offer securities pursuant to this registration statement.

Financial Statements, page 32

Statements of Cash Flows, page F-5

35. Please tell us why the loan proceeds are not presented as cash from financing activities pursuant to ASC 230-10-45-14.

Exhibit 5.1

36. Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director